UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Millstream Ventures, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

601318108

(CUSIP Number)

Life Power & Fuels LLC
Attn: Edward P. Mooney
245 Sir Francis Drake Boulevard
San Anselmo, CA 94960
(707) 324-9601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Life Power & Fuels LLC 27-1930312
2	check the appropriate box if a member of a group*	(A) ☐ (B) ☒
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 13,540,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 13,540,000 shares
11	aggregate amount beneficially owned by each reporting person 13,540,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 39%
14	type of reporting person* OO

1	name of reporting person i.r.s. identification no. of above person (entities only) Edward P. Mooney
2	check the appropriate box if a member of a group*	(A) ☐ (B) ☒
3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 13,540,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 13,540,000 shares
11	aggregate amount beneficially owned by each reporting person 13,540,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 39%
14	type of reporting person* IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Millstream Ventures, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 664 South Alvey Drive, Mapleton, UT 84664.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by Life Power & Fuels LLC (“LIFE”), a Delaware limited liability company, and Edward P. Mooney (collectively, the “Reporting Persons”).  LIFE was recently formed to engage in the business of identifying and developing opportunities globally for clean energy, including clean coal technologies, such as coal gasification.

Mr. Mooney is the managing member of LIFE.  Due to his relationship to LIFE, Edward P. Mooney may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by LIFE.  As such, Mr. Mooney may be deemed to have shared beneficial ownership over such shares of Common Stock.  Mr. Mooney, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Mr. Mooney is also a director of the Issuer.  Mr. Mooney is a citizen of the United States.

The principal business address of each Reporting Person is 245 Sir Francis Drake Boulevard, San Anselmo, CA 94960

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 4, 2011, LIFE acquired 13,540,000 shares of Common Stock (the “Shares”) for an aggregate price of $13,540.  The funds used to purchase the Shares were from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

On April 4, 2011, LIFE and the Issuer entered into a Subscription Agreement, pursuant to which LIFE purchased the Shares from the Issuer for an aggregate purchase price of $13,504.  The purpose of the transaction was to obtain or exercise some measure of control over the Issuer.  The Reporting Persons plan to assist the Issuer in acquiring a target company in a reverse acquisition transaction which would result in a majority of the voting securities of the Issuer to be issued to the parties in the transaction.  The reporting Persons also propose to assist the Issuer in raising funds to satisfy current obligations of the Issuer and operating funds for the proposed transaction, and to assist the issuer in raising funds for operating capital for the target company.  While the target company has been identified, no definitive agreement has been entered into between the Issuer and the target company.  In connection with the sale of the Shares to the Reporting Persons, the Issuer appointed Mr. Mooney and Daniel F. Carlson, the CFO of LIFE, as directors of the Issuer.  It is proposed that upon the closing of any reverse acquisition of the Issuer, the other directors of the Issuer would resign and management control of the Issuer would be transferred to persons designated by the target company.

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on April 4, 2011, the Issuer had 34,658,203 shares of Common Stock issued and outstanding, including the Shares acquired by the Reporting Persons.  After the consummation of the transactions described in Item 4 of this Schedule 13D, the Reporting persons have shared power to vote and direct the disposition of 13,540,000 shares of Common Stock, which constitutes approximately 39% of the outstanding shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have entered into an escrow agreement dated April 4, 2011, under which the stock certificate representing the Shares has been placed in escrow.  If on or before the close of business on April 30, 2011, the Issuer acquires an operating entity in a reverse acquisition transaction, the stock certificate will be released from escrow and delivered to the Reporting Persons; if not, the Shares will be cancelled and returned to the authorized but unissued shares of the Issuer.

Except as described in this Item 6 and Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Agreement of Joint Filing, dated as of April 4, 2011, by and between Edward P. Mooney and LIFE Power & Fuels LLC
2	Subscription Agreement, dated April 4, 2011, by and between Millstream Ventures, Inc. and LIFE Power & Fuels LLC

3	Stock Escrow Agreement dated April 4, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2011	Life Power & Fuels LLC

	By:	/s/ Edward P. Mooney
Edward P. Mooney, Managing Member

Dated: April 13, 2011		/s/ Edward P. Mooney
Edward P. Mooney